United States securities and exchange commission logo





                             July 21, 2022

       Heng Fai Ambrose Chan
       Chief Executive Officer
       Impact BioMedical, Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 11, 2022
                                                            File No. 333-253037

       Dear Mr. Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amendment No. 3 to Form S-1 filed July 11, 2022

       Summary
       Business Overview, page 2

   1. Please revise your summary to present a balanced view of your company and its current stage of development by
focusing on the most material aspects of your company. As
                                                        currently written, your
summary focuses on the positive aspects of your business and includes a lengthy
recitation of disclosures appearing in the Management's Discussion and
                                                        Analysis and Business
sections. Please balance the description of your strengths with equally prominent
disclosure of the challenges you face and the risks and limitations that could harm your
business or inhibit your strategic plans. Ensure that you discuss the risks and obstacles you face
in developing your product candidates with the same level of detail
 Heng Fai Ambrose Chan
FirstName  LastNameHeng
Impact BioMedical, Inc. Fai Ambrose Chan
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         as you use to discuss the positive aspects of your operations. For example, but without limitation, balance your discussion to disclose the following:
             that you have not conducted and do not have any current plans to conduct any pre-
              clinical testing for any of your product candidates;
             that you have no FDA approved products;
             that it may be several years before you seek FDA approval for any of your products;
             that you have not yet found any third-parties or customers that are interested in purchasing, licensing, or co-developing products that leverage any of your products;
             that you cannot guarantee that you will be able to find such third-parties or enter into such agreements;
             that you have not yet generated any revenue from your operations;
and
             information regarding your history of net losses, negative class flows, and accumulated deficit over the last two years.
2. We note your revisions in response to our prior comment 2. We also note that your wholly-owned subsidiary, DSS PureAir, Inc., was not included in the subsidiary chart.
         Please revise your chart to include all subsidiaries of Impact BioMedical, Inc.
3. We note what appear to be several apparent discrepancies in the beneficial ownership disclosures of your subsidiaries. For example, we note the following statements:
             On page 2, 18 and 27, you state that Impact Biomedical is the sole owner of Global
              Biomedical, Inc. and Impact Biolife Science, Inc. However, your subsidiary chart appears to indicate that Peggy Tang owns 9.09% of Global Biomedical, Inc., and on page 34, you state that GRDG is a stockholder of Impact BioLife.
             On pages 2, 18 and 27, you state that Impact Biomedical owns 90% of Global
              BioLife Inc.'s outstanding equity through Global Biomedical, Inc. However, you state on page 5 that you own 80% of Global BioLife through Global Biomedical and on page F-24 you state that the attributable interest as of March 31, 2022 in Global
              BioLife, Inc. was 81.8%.
             The subsidiary chart does not convey Impact's 90% equity ownership and Holista's
              10% equity ownership of Biolife Sugar, Inc.
             You disclose that you are the owner of 50% of the outstanding equity of Sweet Sense, that the other equity owner is BioLife Sugar, Inc., and that you own 90% of Biolife
              Sugar, Inc. and the other equity owner is Holista CollTech Limited (10%). Please reconcile this disclosure to the information on page F-24 that the attributable interest as of March 31, 2022 in Sweet Sense, Inc. was 95.5%.

         Please revise your subsidiary chart and your disclosure throughout to address these apparent discrepancies in the equity interests of your subsidiaries.
4. We note the inclusion of several products in your Summary that are not discussed in your
         Business Section (i.e. Procombin, VanXin, Quantum, CRST 1, Keto Sweet, Solarin, and
         Bio Med). Given the limited amount of disclosure related to these programs, please explain why these programs are sufficiently material to your business to warrant inclusion
 Heng Fai Ambrose Chan
Impact BioMedical, Inc.
July 21, 2022
Page 3
         in your Summary. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from your Summary on page 4.
5. We note your revision in response to our prior comment 12 and reissue. We note your statement that Equivir is a compound that is "believed to be successful in antiviral infection treatments" and your description of Equivir as "viral-fighting." Efficacy and safety are determinations that are solely within the authority of the FDA. Please remove these and all other statements of efficacy.
6. We also note your statement on page 4 that Equivir is "a novel blend of FDA Generally
         Recognized as Safe ("GRAS") eligible natural compounds which have demonstrated anti viral effects." Please balance your disclosure here by stating that the FDA has not approved this product, that GRAS designation means that the FDA does not question the basis for a notifier's GRAS determination, and that GRAS determination does not increase the likelihood that your product candidate will receive marketing approval.
7. We note your disclosure on pages 20 and 21 that you have not conducted preclinical testing and have no plans to conduct any scientific testing relating to Linebacker, Laetose, or Equivir. Given the early stage of development of these programs, please explain why each program is sufficiently material to your business to warrant discussion in this prospectus. To the extent that these product candidates are material, please clearly state for each product candidate on page 4 that you have not conducted and have no current plans to conduct any preclinical testing for that product. Stockholders Agreement between Impact BioLife and the Impact BioLife Stockholders, page 6

8. We note that the Company contracted for the same consideration and incurred the exact same expenses for 2020 and 2021 under the Stockholders Agreement between Global
         BioLife and the Global BioLife Stockholders as it did under the December
         2020 Stockholders Agreement between Impact BioLife and the Impact
BioLife
         Shareholders. Please clarify whether these terms are two separate payment obligations to
         GRDG, such that Impact BioMedical pays a total of $86,000 per month to GRDG, or whether they are one payment obligation, such that Impact BioMedical pays $43,000 per month.
Summary of the Distribution
Tax Consequences to DS Stockholders, page 10

9. We have reviewed your revisions in response to our prior comment 1. We note your
FirstName LastNameHeng Fai Ambrose Chan
       statement on page 10 that DSS shareholders "will potentially" be subject to a taxable
Comapany
       eventNameImpact    BioMedical,
             on the distribution of the Inc.
                                        Impact Shares. Please revise to clarify
that DSS expects
       the DSS  shareholders
July 21, 2022 Page 3          to be subject  to a taxable event on the
distribution.
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng
Impact BioMedical, Inc. Fai Ambrose Chan
Comapany
July       NameImpact BioMedical, Inc.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended December 31, 2021 compared to Year Ended December 31, 2020, page 23

10. We note your disclosure that your results of operations for the year ended December 31,
         2020 have been prepared on a combined proforma basis. However, it does not appear as though you have presented combined proforma information for the year ended December
         31, 2020. Please revise the filing to delete reference to the combined pro forma basis or advise us accordingly.
11. We note the significant increase in your income tax benefit. Please revise your results of operations discussion to include analysis of your income tax benefit. Other Expense, page 24

12. We note that through your distribution agreement with BioMed Technologies Asia Pacific
         Holdings Limited, you sold $82,664 of product during the year ended December 31, 2021, which was offset by costs of approximately $78,000. Please explain to us how you are accounting for this agreement under ASC 606, including your analysis of whether you are a principal or an agent in these transactions.
Critical Accounting Policies
Goodwill, page 25

13. We note your added disclosure in response to prior comment 11. Please revise your disclosure to provide more specific detail regarding your goodwill impairment testing. As you appear to only have done a qualitative analysis based on your disclosure in Note 6.
         Goodwill on page F-13, please address why no quantitative analysis was necessary in light of recurring operating losses, negative working capital and negative operating cash flows.
         In addition, as your business model appears to be to license, sell, or co-develop your technologies and your only significant agreement is with GRDG, which appears to be a related party, please tell us your consideration of how these factors were considered in determining your goodwill impairment analysis. If you performed a quantitative analysis, please address our prior comment 11, including the percentage by which the fair value of your reporting unit exceeded its carrying value at the date of the most recent test.
Business, page 27

14. We note your response to our prior comment 13 and reissue in part. We note your statements that "natural compounds used in the Linebacker platform have demonstrated strong potential in treating and preventing a range of diseases . . ." and that "use of
         Laetose in a daily diet, compared to sugar, could result in 30% less sugar consumption and lower glycenmic index/load." Given the early stage of these products, please explain your basis for these claims. Please also describe any discovery activities you have conducted for these and your other product candidates.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng
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15. We note your revisions in response to our prior comment 14 and reissue in part. Please describe the material terms of your joint venture with Quality Ingredients, LLC and please file the Exclusive Distribution Agreement with BioMed as an exhibit. Equivir, page 30

16. If known, please describe the potential mechanism of action for Equivir. If not known or understood, please make that clear.
DSS Note, page 32

17. We note your revisions in response to our prior comment 18. We also note that while your disclosure states that the Revolving Promissory Note was amended on December 31,
         2021, the Revolving Promissory Note you filed as Exhibit 10.6 appears to be dated June
         30, 2021. Please revise to clarify whether this is the same promissory note and file the amended December 31, 2021 Revolving Promissory Note as an exhibit. Additionally, please provide a definition for the "Maximum Lawful Rate." Intellectual Property, page 35

18. We note your revisions in response to our prior comment 15. Please provide the expected expiration dates of your pending patent applications. Please also remove your expired Patent No. 63,027,775 from your chart.
Management, page 38

19. We reissue our prior comment 19. Please revise your management section to identify and disclose Mr. Daryl Thompson's background to the same extent as your executive officers, as required by Item 401(c) of Regulation S-K. Please also clarify the role of Dr. Rajen M.
         Dato and to the extent that he is expected to make significant contributions to your business, please similarly identify and disclose his background to the same extent as your executive officers.
Certain Relationships and Related Party Transactions, page 43

20. We note your revisions in response to prior comment 20 and note that you continue to attribute the value of the acquired suite of technologies to an independent valuation expert. While management may elect to take full responsibility for valuation used, if you elect to refer to an expert, you may need to include their consent as an exhibit to registration statement. Please refer to Question 141.02 of the Compliance and Disclosure
         Interpretations on Securities Act Sections and file the consent of Destum Partners if required.
Report of Independent Registered Public Accounting Firm, page F-2

21.      We note that Freed Maxick CPAs, P.C. audited your December 31, 2020 financial
         statements and Turner, Stone & Company, LLP audited your December 31, 2021 financial
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         statements. Please revise your filing to provide the information required by Item 304 of
         Regulation S-K . Refer to Item 11(i) of Form S-1.
Financial Statements for the years ended December 31, 2021
2. Summary of Significant Accounting and Reporting Policies
Intangible Assets, page F-11

22.      Refer to prior comment number 24 and address the following.
             Please tell us supplementally how you addressed Staff Accounting Bulletin (SAB)
             Topic 5:G when determining how to record the developed technology and pending patents. In this regard, tell us your consideration of whether or not the parties involved in the transfer of the company, including Alset, are considered promoters of the offering and or a shareholders. We note that Mr. Chan is the Chairman of the
             Board and largest shareholder of DSS and is the Chief Executive Officer and largest shareholder of Alset International Ltd. If you do not believe SAB Topic 5G applies, please tell us why.
             You state beginning on page 28 that you do not plan to conduct preclinical testing or clinical trials or other testing of your platforms/technology and you intend to identify third parties or customers that are interested in purchasing, licensing or co-developing products for your product candidates. Please provide us an analysis as to why you believe the intangible assets were not impaired at each balance sheet date.
             If you continue to believe the intangible assets are not impaired at the balance sheet date, please provide the disclosures required by ASC 350-30-50 in your interim and annual financial statements.
Note 5. Investments, page F-12

23. Refer to your response to prior comment number 22. You state on page F-13 that you entered an agreement to purchase 500,000 shares of Vivacitas common stock with an option to purchase 1,500,000 additional shares (Vivacitas Agreement #1). On March 18,
         2021 you acquired Impact Oncology PTE Ltd., which owned 2,480,000 shares of common stock of Vivacitas along with the option to purchase an additional 250,000 shares of common stock. It appears you also acquired additional shares of Vivacitas on April 1,
         2021 in connection with Vivacitas Agreement #2. On July 22, 2021, you exercised
         1,000,000 of available options under the Vivacitas Agreement #1. You state that your equity position in Vivacitas was 90,000 shares or 16% as of December 31, 2021. Please address the following:
             Disclose the number of shares of Vivacitas you acquired in connection with the
             Vivacitas Agreement #2.
             Tell us how you concluded you owned 90,000 shares as of December 31, 2021 in light of the disclosures noted above. In this regard, clarify if some of the shares acquired were sold during the period.
             If you owned more than 16% of Vivacitas, please update your analysis of your accounting treatment of Vivacitas, particularly in light of your two seats on the board
 Heng Fai Ambrose Chan
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July 21, 2022
Page 7
           of directors.
Exhibits

24. We note that you have entered into a License Agreement with ProPhase Labs and a
      Licensing Proceeds Distribution Agreement with DRDG. Please describe the material terms of each agreement, including a description of each party's rights and obligations, a quantification of any payment obligations including milestones and range of royalty payments, the contract term and any termination provisions. Please also file the agreements as exhibits or provide us with an analysis supporting a determination that you are not required to file them as an exhibit.
25. Please file complete exhibits. For example, it appears that Exhibit B mentioned in Section
      6.2 of Exhibit 10.13 appears to be missing.
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameHeng Fai Ambrose Chan
                                                           Division of
Corporation Finance
Comapany NameImpact BioMedical, Inc.
                                                           Office of Life
Sciences
July 21, 2022 Page 7
cc:       Darrin M. Ocasio, Esq.
FirstName LastName